SCHEDULE A
to the Investment Advisory Agreement

(as amended on March 13, 2015; effective as of March 30, 2015)

Series or Fund of Advisors Series Trust	Annual Fee Rate
WBI Absolute Return Balanced Fund	0.85% of average net assets
WBI Absolute Return Dividend Growth Fund	0.85% of average net assets
WBI Absolute Return Balanced Plus Fund	0.85% of average net assets
WBI Absolute Return Dividend Income Fund	0.85% of average net assets

ADVISORS SERIES TRUST	WBI INVESTMENTS, INC.
on behalf of each series of the Trust
listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Donald R. Schreiber
Name: Douglas G. Hess	Name: Donald R. Schreiber
Title: President	Title: Chief Executive Officer